UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

ALTUS POWER, INC.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

02217A 102

(CUSIP Number)

Laurence H. Midler

CBRE Group, Inc.

2100 McKinney Avenue, Suite 1250

Dallas, Texas 75201

(214) 979-6100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

William Brentani

Simpson Thacher & Bartlett LLP

2475 Hanover Street

Palo Alto, California 94304

(650) 251-5000

September 20, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP NO. 02217A 102

1.	Names of Reporting Persons. CBRE Acquisition Sponsor, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 24,554,201
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 24,554,201
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,554,201
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.9%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 02217A 102

1.	Names of Reporting Persons. CBRE Services, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 24,554,201
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 24,554,201
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,554,201
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.9%
14.	Type of Reporting Person (See Instructions) CO

CUSIP NO. 02217A 102

1.	Names of Reporting Persons. CBRE Group, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 24,554,201
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 24,554,201
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,554,201
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.9%
14.	Type of Reporting Person (See Instructions) CO

Explanatory Note

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D relates to Class A common stock, par value $0.0001 per share (the “Common Stock”) of Altus Power, Inc., a Delaware corporation (the “Issuer”) and amends and supplements the initial statement on Schedule 13D filed with the Securities and Exchange Commission on December 20, 2021 (the “Original Schedule 13D”, and as amended, the “Schedule 13D”). Capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings ascribed to them in the Original Schedule 13D. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Original Schedule 13D.

Item 2. Identity and Background

Item 2 of the Original 13D is hereby amended and supplemented as follows:

The information set forth in Schedule I to this Amendment No. 1 is incorporated herein by reference in this amended Item 2.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby supplemented by adding the following:

On March 31, 2022, pursuant to the terms of the third amended and restated certificate of incorporation of the Issuer, an aggregate of 181,125 shares of Class B common stock held by CBRE Acquisition Sponsor, LLC (“Sponsor”) automatically converted into an aggregate of 1,811 shares of Common Stock.

On September 20, 2022, Sponsor submitted to the Issuer a notice of exercise for 9,237,749 Private Placement Warrants to purchase shares of Common Stock (the “Warrants”), representing all of the Private Placement Warrants owned by Sponsor. The exercise was a make-whole exercise on a cashless basis pursuant to the Warrant Agreement (the “Warrant Agreement”) by and between the Issuer and Continental Stock Transfer & Trust Company, as warrant agent, following the Issuer’s Notice of Redemption of the Private Placement Warrants. Sponsor received 0.2763 shares of Common Stock and the Issuer withheld 0.7237 shares of Common Stock per Warrant exercised. Pursuant to the Issuer’s Notice of Redemption, Private Placement Warrants remaining unexercised at 5:00 p.m. New York City time October 17, 2022 would cease to be exercisable. Pursuant to such cashless exercise, Sponsor received a total of 2,552,290 shares of Common Stock.

Item 5. Interest in Securities of the Issuer

Item 5(a)-(c) of the Original Schedule 13D is hereby amended and restated as follows:

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 3 and 4 of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

The percentages of beneficial ownership in this Schedule 13D are based on 154,718,268 shares of Common Stock issued and outstanding as of July 29, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 15, 2022.

Pursuant to Rule 13d-3 of the rules and regulations promulgated by the SEC pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Reporting Persons may be deemed to beneficially own an aggregate of 24,554,201 shares of Common Stock, representing approximately 15.9% of the shares of Common Stock outstanding, all of which are held directly by Sponsor. This number excludes shares of Common Stock deliverable in the future upon the automatic conversion of the 1,086,750 shares of Class B common stock held by Sponsor that, as described in Item 3 above, are not convertible within 60 days of the date hereof.

Each of the directors and officers of the Reporting Persons disclaims beneficial ownership of the shares of Common Stock that the Reporting Persons may be deemed to beneficially own.

(c) Each of the Reporting Persons reports that neither it, nor to its knowledge, any person named in Item 2 of this Schedule 13D, has effected any transactions in Common Stock during the past 60 days, except as disclosed herein.

(d) No one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the securities of the Issuer beneficially owned by the Reporting Persons as described in Item 5.

(e) Not applicable.

Item 7. Material to Be Filed as Exhibits

Item 7 of the Original 13D is hereby amended and supplemented as follows:

G. Warrant Agreement, dated December 10, 2020, by and between the Issuer (f/k/a CBRE Acquisition Holdings, Inc.) and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 of the Issuer’s Current Report on Form 8-K, filed with the SEC on December 15, 2020).

Signatures

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 29, 2022

CBRE ACQUISITION SPONSOR, LLC

By:	/s/ Emma E. Giamartino
Name: Emma E. Giamartino
Title: Global Group President, Chief Financial Officer and Chief Investment Officer

CBRE SERVICES, INC.

By:	/s/ Emma E. Giamartino
Name: Emma E. Giamartino
Title: Global Group President, Chief Financial Officer and Chief Investment Officer

CBRE GROUP, INC.

By:	/s/ Emma E. Giamartino
Name: Emma E. Giamartino
Title: Global Group President, Chief Financial Officer and Chief Investment Officer

[Schedule 13D Signature Page]

SCHEDULE I TO AMENDMENT NO. 1

Schedule I of the Original 13D is hereby amended and restated as follows:

Directors and Executive Officers of CBRE Group, Inc. and CBRE Services, Inc.

Set forth below is the name and principal occupation of each of the directors and executive officers of CBRE Group, Inc. and CBRE Services, Inc. Each of the following individuals is a United States citizen, except E.M. Blake Hutcheson, who is a Canadian citizen, and Vikram Kohli, who is an Indian citizen. The business address of each such person is 2100 McKinney Avenue Suite 1250, Dallas, Texas 75201. Also set forth below, are the securities of the Issuer beneficially owned by such persons as of September 20, 2022. Except as noted below, none of the individuals listed below have effected any transaction in the Issuer’s Common Stock or any securities during the past 60 days.

Directors

Name	Principal Occupation	Issuer Securities Owned

Brandon B. Boze	President, a Partner and a member of the Management Committee of ValueAct Capital	None*

Robert E. Sulentic	Chief Executive Officer and President of CBRE Group, Inc.	10,000 shares of Common Stock and warrants to purchase 2,500 shares of Common Stock via family LLC †

Beth F. Cobert	Acting President of the Markle Foundation	None

Reginald H. Gilyard	Senior Advisor to The Boston Consulting Group, Inc.	None

Shira D. Goodman	Advisory Director to Charlesbank Capital Partners	None

E.M. Blake Hutcheson	President and Chief Executive Officer of Ontario Municipal Employees Retirement System (OMERS)	None

Christopher T. Jenny	Chair and Chief Executive Officer of Jennus Innovation	None

Gerardo I. Lopez	Executive-in-Residence at Softbank Investment Advisers, Inc.	None

Susan Meaney	Senior Advisor to KSL Capital Partners	None

Oscar Munoz	Special Advisor to United Airlines Holdings, Inc.	None

Sanjiv Yajnik	President of Capital One Financial Services	None

*   ValueAct Capital Master Fund, L.P. beneficially owns 4,000,020 shares of Common Stock, 12,075 shares of Class B common stock, and 18,417 Private Placement Warrants†. Mr. Boze is affiliated with ValueAct Capital Master Fund, L.P., but he does not have voting or dispositive power over shares beneficially owned by ValueAct Capital Master Fund, L.P. and therefore disclaims beneficial ownership of all shares held by or on behalf of them except to the extent of any pecuniary interest therein.

Officers

Name	Principal Occupation	Issuer Securities Owned

Chandra Dhandapani	Chief Executive Officer, Global Workplace Solutions of CBRE Group, Inc.	None

John E. Durburg	Chief Executive Officer, Advisory Services of CBRE Group, Inc.	None

Emma E. Giamartino	Global Group President, Chief Financial Officer and Chief Investment Officer of CBRE Group, Inc.	None

J. Christopher Kirk	Chief Operating Officer of CBRE Group, Inc.	19,000 shares of Common Stock and warrants to purchase 4,750 shares of Common Stock

Vikram Kohli	Global Group President, Business Intelligence of CBRE Group, Inc.	None

Laurence H. Midler	Executive Vice President, General Counsel, and Chief Risk Officer of CBRE Group, Inc.	9,500 shares of Common Stock and warrants to purchase 2,375 shares of Common Stock†

Daniel G. Queenan	Chief Executive Officer, Real Estate Investments of CBRE Group, Inc.	None

†

In light of the Issuer’s Notice of Redemption of its outstanding warrants, this person has indicated that they expect to exercise their warrants to purchase shares of Common Stock in a make-whole exercise on a cashless basis pursuant to the Warrant Agreement before such warrants cease to be exercisable on October 17, 2022. In each case, the holder expects to receive 0.2763 shares of Common Stock and to have the Issuer withhold 0.7237 shares of Common Stock per warrant exercised.